Wildermuth Endowment Strategy Fund

11525 Park Woods Circle, Ste. 200

Alpharetta, Georgia 30005

December 19, 2014

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Investment Management

Washington, DC 20549

Attn: Amy W. Miller

Re:	ACCELERATION OF EFFECTIVENESS REQUEST Wildermuth Endowment Strategy Fund (the “Fund”) Registration File Numbers: 333-191152 & 811-22888

Dear Ms. Miller:

On behalf of the Fund, we hereby request acceleration of the registration statement that was filed on December 17, 2014 on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), as Pre-Effective Amendment No. 3 (the “amendment”), and the Investment Company Act of 1940, as amended (the “1940 Act”), so the registration statement on Form N-2 would be declared effective on December 22, 2014. Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Realty Capital Securities, LLC, the Fund’s principal underwriter, requesting that effectiveness of the amendment to the registration statement be accelerated to Monday, December 22, 2014 or as soon as practicable thereafter.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have with respect to the foregoing to David J. Baum (at 202-239-3346) of Alston & Bird LLP.

Very truly yours,

By: /s/Daniel Wildermuth

Daniel Wildermuth

President and Chief Executive Officer

Wildermuth Endowment Strategy Fund

Enclosure

REALTY CAPITAL SECURITIES, LLC

December 19, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Wildermuth Endowment Strategy Fund

REQUEST FOR ACCELERATION. As the principal underwriter of the Wildermuth Endowment Strategy Fund (the “Fund”), and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Registration Statement that was filed on Form N-1A on behalf of the Fund on December 17, 2014, be accelerated to Monday, December 22, 2014 or as soon as practicable thereafter.

Very truly yours,

Realty Capital Securities, LLC

/s/Louisa Quarto

Louisa Quarto

President

405 Park Avenue

New York, New York 10022